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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d-2(a)


                                S2 Golf Inc.
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                               (Name of Issuer)

                                Common Stock
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                        (Title of Class of Securities)

                                 784850 30 7
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                                (CUSIP Number)

                                 James E. Jones
                            3803 Corporex Park Drive
                                   Suite 400
                              Tampa, Florida 33619
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 29, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 pages)
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CUSIP No. 784850 30 7                                 PAGE   2    OF   6
         ---------------------                             ------    -----

  (1)     Names Of Reporting Person:
                  James E. Jones
          I.R.S. Identification No. of Above Person (entity only)

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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [ ]

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  (3)     SEC use only

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  (4)     Source of Funds*
                  OO
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  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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  (6)     Citizenship or Place of Organization

                  United States Citizen
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                       (7)     Sole Voting Power
  Number of                                           775,000
   shares              --------------------------------------------------------
 beneficially          (8)     Shared voting power
  owned by                                            -0-
    each               --------------------------------------------------------
  Reporting            (9)     Sole dispositive power
 Person with                                          775,000
                       --------------------------------------------------------
                       (10)    Shared dispositive power
                                                      -0-
                       --------------------------------------------------------

  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  775,000
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  (12)    Check box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [ ]

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  (13)    Percent of Class Represented by Amount in Row (11)
                  24.1%*
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  (14)    Type of Reporting Person
                  IN
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---------------
* Based on 2,221,053 shares outstanding as of September 29, 2000 plus 1,000,000 shares issued on December 29, 2000 in connection with the Merger described in
Item 3 below.
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CUSIP No. 784850 30 7                                          Page 3 of 6

Item 1. Security and Issuer. This Schedule 13D relates to the Common Stock (the "Common Stock") of S2 Golf Inc., a New Jersey corporation (the "Issuer") whose principal executive offices are located at 18 Gloria Lane, Fairfield, New Jersey 07004.

Item 2.           Identity and Background.

         Information with respect to James E. Jones:

         Item 2(a) This Schedule 13D is being filed by James E. Jones (sometimes referred to as the "Reporting Person")

         Item 2(b)         The address of the Reporting Person is as follows:

                           3803 Corporex Park Drive, Suite 400, Tampa, Florida 33619

         Item 2(c) The Reporting Person is a director of the Issuer, President of S2 Golf Acquisition Corp. d/b/a Lady Fairway, a wholly-owned subsidiary of the Issuer ("S2 Acquisition" or "Lady Fairway"), and Vice President of Marketing for the Issuer. Lady Fairway is a supplier of women's golf shoes and golf-related accessories. Lady Fairway is located at 3803 Corporex Park Drive, Suite 400, Tampa, Florida 33619.

         Item 2(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e) During the last five years the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)         Citizenship:  United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         On September 22, 2000, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with its newly formed, wholly-owned subsidiary, S2 Acquisition, a New Jersey corporation, Ladies Golf Equipment Company, Inc. a Florida corporation ("Ladies Golf"), and the shareholders of Ladies Golf. A copy of the Merger Agreement was filed on October 13, 2000 by the Issuer with the Securities and Exchange Commission as Annex A to the Issuer's Registration Statement on Form S-4 and is incorporated by reference as
         Exhibit 1 to this Proxy Statement. Pursuant to the Merger Agreement, Ladies Golf merged with and into S2 Acquisition (the "Merger"), the shareholders of Ladies Golf received shares of Common Stock in exchange for their shares of Ladies Golf common stock, and Ladies Golf became a wholly-owned subsidiary of the Issuer. The Merger closed on December 29, 2000 and was effective on December 31, 2000. A total of 1,000,000 shares of Common Stock were issued to the Shareholders of Ladies Golf in connection with the Merger (the "Merger Shares"). Pursuant to the Merger Agreement, 75,000 Merger Shares (the "Escrowed Shares") were deposited into an escrow account. A copy of the escrow agreement governing the Escrowed Shares (the "Escrow Agreement") is included as
         Exhibit 2 to this Schedule 13D and the Escrow Agreement is described in
         Item 6 below.

         The Reporting Person is a former shareholder of Ladies Golf. Pursuant to the Merger Agreement, the Reporting Person received 775,000 Merger Shares, of which 63,750 shares

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CUSIP No. 784850 30 7                                          Page 4 of 6

         are Escrowed Shares. All of the Reporting Person's shares of Common Stock were received in connection with the Merger.

Item 4.           Purpose of Transaction.

         As described in Item 3 above, the shares of Common Stock reported in this Schedule 13D were acquired by the Reporting Person in the Merger. The Reporting Person acquired his shares of the Issuer's Common Stock for investment purposes and does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities, however, the Reporting Person may directly or indirectly make gifts to Brian Christopher and/or members of Mr. Christopher's family;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than the election, pursuant to the Merger Agreement, of the Reporting Person to the offices of director and Vice President of the Issuer and President of S2 Acquisition;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding to such charter, or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the above, the Reporting Person intends to continue to review and evaluate his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, other investment conditions in the securities markets, general economic and industry conditions and individual tax, liquidity, and other investment considerations. Based upon such review, the Reporting Person may take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, the Reporting Person may, subject to such factors as he deems relevant, purchase or otherwise acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, by exercise of stock options that may be acquired in the future, or otherwise; or sell or otherwise dispose of such shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. In addition, in connection with the Merger, the Reporting Person became the President of S2 Acquisition, the wholly-owned subsidiary of the Issuer that is the survivor of the Merger described in Item 3 above, a director of the Issuer, and Vice President of Marketing for the

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CUSIP No. 784850 30 7                                          Page 5 of 6

         Issuer. As such, the Reporting Person may participate, from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above. Finally, based upon his continuing review and evaluation of his investment in the Common Stock, the Reporting Person may, in the future, elect to take actions which may have the purpose of influencing and controlling the direction of the management and policies of the Issuer.

Item 5.           Interest in Securities of the Issuer.

         Item 5(a) The Reporting Person may be deemed to be the beneficial owner of 775,000 shares of Common Stock, representing approximately 24.1% of the outstanding shares of Common Stock (computed on the basis of 2,221,053 shares outstanding on September 29, 2000, as reported on the latest Form 10-Q filed by the Issuer, plus 1,000,000 shares issued in connection with the Merger described in Item 3 above).

         Item 5(b) The Reporting Person has the sole power to direct the vote of the 775,000 shares of Common Stock that may be deemed to be beneficially owned by him. The Reporting Person has the sole power to dispose the 775,000 shares of Common Stock that may be deemed to be beneficially owned by him.

         Item 5(c) Except as described in Item 3 above, the Reporting Person has not effected any transactions in the Common Stock during the last sixty days.

         Item 5(d)         Not applicable.

         Item 5(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In accordance with the Merger Agreement and the Escrow Agreement, the Escrowed Shares that were otherwise issuable to the Reporting Person pursuant to the Merger Agreement were delivered in escrow by the Issuer to Key Trust Company of Ohio, N.A., as escrow agent, in order to secure any post-closing adjustment to the Merger consideration required under the Merger Agreement (the "Escrow"). As a result, 63,750 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person were deposited into the Escrow. The Escrowed Shares will be released from the Escrow no later than December 29, 2001, except that, in the event of a bona fide dispute of the Merger consideration adjustment, only Escrowed Shares that are not in dispute will be released from Escrow no later than December 29, 2001. The Escrowed Shares may be released, in whole or in part, either to the Issuer or to the Reporting Person.

         The Reporting Person and the Issuer entered into a letter agreement on December 26, 2000 (the "Rule 145 Letter") pursuant to which the Reporting Person agreed not to dispose of any shares of the Common Stock received by him as a result of the Merger unless such disposition is in accordance with the provisions of Rule 145 of the Securities Act of 1933, as amended. A copy of the Rule 145 Letter described in this
         Item 6 is included as Exhibit 3 to this Schedule 13D.



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CUSIP No. 784850 30 7                                          Page 6 of 6

Item 7.           Material to be Filed as Exhibits.

         Exhibit 1. Merger Agreement incorporated by reference to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 13, 2000.

         Exhibit 2. Escrow Agreement dated as of December 29, 2000 among the Issuer, S2 Acquisition, Ladies Golf, the Reporting Person, Brian Christopher, and Key Trust Company of Ohio, N.A.

         Exhibit 3.        Rule 145 Letter dated December 26, 2000.



         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2001
                                             /s/ James E. Jones
                                             ----------------------------------
                                                 James E. Jones

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).